UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 28, 2024, Chijet Motor Company, Inc. (the “Company”) engaged Assentsure PAC (“Assentsure”) as its independent registered public accounting firm, effective on the same date, to audit the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2021, 2022 and 2023. The engagement of the Company’s independent auditor was made after careful consideration and evaluation process and was approved by the audit committee of the Board of Directors of the Company.

Prior to the engagement of Assentsure, neither the Company nor anyone acting on its behalf consulted with Assentsure regarding any of the matters or events set forth in Item 16F(a)(2)(i) and (ii) of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Chijet Motor Company, Inc.

Date: January 31, 2024	By:	/s/ Mu Hongwei
	Name:	Mu Hongwei
	Title:	President and Chief Executive Officer